LARREA BIOSCIENCES CORPORATION
                            4119 Montrose, Suite 230
                                Houston, TX 77006

September 26, 2005

Mr. Brian Bhandari
Securities and Exchange Commission
Washington, DC  20549

      Re:   Larrea Biosciences Corporation
            File No. 000-50281

Dear Mr. Bhandari:

This progress report on your letters dated September 22 and September 2, 2005 follows our telephone conversation late last week.

We have changed auditors from LDMB in Vancouver to Bassie & Co in Houston, where we have moved our executive and administrative functions. We will make one last attempt to get LDMB to use alternative audit procedures that would enable them to remove their inventory qualification on their recent audit report. Failing that, Bassie & Co. will redo the audit as expeditiously as possible.

In the meantime, we will file an amended 8-K originally filed September 20, 2005 that will address the points raised in your September 22nd letter.

Further, we have finally received a response to our many inquiries from Madsen & Associates and will file their response letter as an exhibit to an amended 8-K relative to the 8-K originally filed on March 28, 2005.

We will defer filing amended 10-Qs for October 31, 2004 and January 31, 2005 until we have the results of the audit mentioned above. We anticipate having these matters resolved by the end of October.

Very truly yours,

/s/ James A. Johnson
James A. Johnson
Chief Financial Officer

Cc:   Peter Smetek, jr.